# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GEE GROUP INC., CIK 0000040570
CUSIP: 36165A102
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 7751 BELFORT PARKWAY, SUITE 150, JACKSONVILLE, Florida (FL), 32256
Date of event which requires filing of this statement: 06/01/2026
Filed by CIK 0001915673
Persons authorized to receive notices and communications: STAR EQUITY FUND, LP, 53 Forest Ave Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9500

## Reporting persons
- STAR EQUITY HOLDINGS, INC. (CIK 0001210708): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR OPERATING COMPANIES, INC. (CIK 0000707388): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR EQUITY FUND, LP (CIK 0001915673): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR EQUITY FUND GP, LLC (CIK 0001956411): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR INVESTMENT MANAGEMENT, LLC (CIK 0001956409): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: affiliate funds (AF); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR VALUE INVESTMENTS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- RICHARD K. COLEMAN, JR.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The following constitutes Amendment No. 4 ("Amendment No.4") to the Schedule 13D filed by the undersigned on January 22, 2026 (as previously amended, the "Schedule 13D"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: GEE GROUP INC.
Address of issuer's principal executive offices: 7751 BELFORT PARKWAY, SUITE 150, JACKSONVILLE, Florida (FL), 32256

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated to read as follows:

(i) Star Equity Holdings, Inc., a Delaware corporation ("Star Equity") formerly known as Hudson Global, Inc.;
(ii) Star Operating Companies, Inc., a Delaware corporation ("Star Operating Companies") formerly known as Star Equity Holdings, Inc. and a wholly-owned subsidiary of Star Equity;
(iii) Star Equity Fund, LP, a Delaware limited partnership ("Star Equity Fund");
(iv) Star Equity Fund GP, LLC, a Delaware limited liability company ("Star Equity GP"), which serves as the general partner of Star Equity Fund;
(v) Star Investment Management, LLC, a Connecticut limited liability company ("Star Investment Management"), which serves as the investment manager of Star Equity Fund;
(vi) Star Value Investments, LLC., a Delaware limited liability company ("Star Value Investments") formerly known as Star Value, LLC., which serves as the sole member of Star Equity GP;
(vii) Jeffrey E. Eberwein ("Mr. Eberwein"), who serves as the manager of Star Equity GP and Star Investment Management and CEO of Star Equity; and
(viii) Richard K. Coleman ("Mr. Coleman"), who serves as the Chief Operating Officer ("COO") of Star Equity and CEO of Star Operating Companies.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Star Equity Holdings. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The address of the principal office of each of Star Equity, Star Operating Companies, Star Equity Fund, Star Equity GP, Star Investment Management, Star Value Investments, Mr. Eberwein, and Mr. Coleman is 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut 06870.
Present principal occupation or employment: The principal business of Star Equity Fund is investing in securities. The principal business of Star Operating Companies is serving as the sole owner of various divisions of Star Equity. The principal business of Star Equity GP is serving as the general partner of Star Equity Fund. The principal business of Star Investment Management is serving as the investment manager of Star Equity. The principal business of Star Equity is serving as a diversified holding company with various divisions. The principal business of Star Value Investments is serving as sole member of Star Equity GP. The principal occupation of Mr. Eberwein is serving as CEO and board member of Star Equity. Mr. Eberwein also serves as manager of Star Equity GP and Star Investment Management. The principal occupation of Mr. Coleman is serving as the COO of Star Equity.
Criminal convictions in the last five years: No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Eberwein and Mr. Colemen are citizens of the United States of America. Star Equity, Star Operating Companies, Star Equity Fund, Star Equity GP, and Star Value Investments are organized under the laws of the state of Delaware. Star Investment Management is organized under the laws of the state of Connecticut.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On June 2, 2026 Star Equity Fund delivered a letter to the Issuer (the "Nomination Letter") dated June 1, 2026, nominating Richard Coleman (the "Nominee"), a highly qualified director candidate for election to the Board at the Issuer's 2026 annual meeting of shareholders (the "Annual Meeting"). As evidenced by his detailed biography below, the Nominee is extremely experienced, capable, and fully committed to act in the best interests of all the Issuer's shareholders.

Richard K. Coleman, Jr., age 69, has served as Chief Operating Officer of Star Equity Holdings, Inc. (formerly known as Hudson Global, Inc.) ("Star Equity Holdings") since August 2025. Prior to that, Mr. Coleman served as Star Operating Companies, Inc.'s ("Star Operating Companies") Chief Executive Officer, from April 2022 to August 2025, and Chief Operating Officer from January 2022 to March 2022. He also previously served on Star Equity Holdings, Inc.'s board from May 2014 to January 2022, and served as Chairman of Star Equity Holdings between April 2018 and January 2022. Mr. Coleman was formerly the President, Chief Executive Officer, and director of Command Center, Inc., a provider of on-demand flexible employment solutions, from April 2018 to July 2019. He was the Principal Executive Officer of Crossroads Systems from August 2017 to March 2018, and Chief Executive Officer from March 2013 to August 2017. Mr. Coleman began his career as an Air Force Telecommunications Systems Officer managing Department of Defense R&D projects. He has also served as an adjunct professor for Regis University's graduate management program and as a guest lecturer for Denver University's Pioneer Leadership Program, focusing on leadership and ethics. Mr. Coleman holds a Master's degree in Business Administration from Golden Gate University and is a graduate of the United States Air Force Communications Systems Officer School. He holds a Bachelor of Science Degree from the United States Air Force Academy and also has completed leadership, technology, and marketing programs at Kansas University, UCLA, and Harvard Business School.

Star Equity Fund also stated in the Nomination Letter its intention to present a proposal at the Annual Meeting providing for the removal of two incumbent directors, Peter Tanous and Thomas Vetrano, who approved the Company's egregious 2023 executive employment agreements ("Proposal").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 109,870,686 Shares outstanding as of May 13, 2026, which is the total number of Shares reported outstanding in the Issuer's Quaterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2026.

A. Star Equity
Star Equity, as the parent of Star Operating Companies, may be deemed the beneficial owner of the 5,969,762 Shares owned by Star Equity Fund.
Percentage: Approximately 5.43%

B. Star Operating Companies
Star Operating Companies, as the parent of Star Value Investments, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 5,969,762 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 5.43%

C. Star Equity Fund
As of the close of business on June 2, 2026, Star Equity Fund beneficially owned 5,969,762 Shares.
Percentage: Approximately 5.43%

D. Star Equity GP
Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 5,969,762 Shares owned by Star Equity Fund.
Percentage: Approximately 5.43%

E. Star Investment Management
Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 5,969,762 Shares owned by Star Equity Fund.
Percentage: Approximately 5.43%

F. Star Value Investments
Star Value Investments, as the sole member of Star Equity GP and wholly owned subsidiary of Star Equity may be deemed the beneficial owner of the 5,969,762 Shares owned by Star Equity Fund.
Percentage: Approximately 5.43%

G. Mr. Eberwein
Mr. Eberwein, as the manager of Star Equity GP and Star Investment Management, may be deemed the beneficial owner of the 5,969,762 Shares owned by Star Equity Fund.
Percentage: Approximately 5.43%

H. Mr. Coleman
As of the close of business on June 2, 2026, Mr. Coleman beneficially owned 0 Shares.
Percentage: 0%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Star Equity
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

B. Star Operating Companies
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

C. Star Equity Fund
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

D. Star Equity GP
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

E. Star Investment Management
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

F. Star Value Investments
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

G. Mr. Eberwein
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

H. Mr. Coleman
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the dispoition: 0
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
No Reporting Person has entered into any transaction in the Shares during the past 60 days.

Each Reporting Person, may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the Shares beneficially owned in aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he, she, or it does not directly own.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On June 1, 2026, the Reporting Persons amended the prior Joint Filing and Solicitation Agreement ("Joint Filing and Solicitation Agreement, as amended"). In the Joint Filing and Solicitation Agreement, as amended, among other things, (a) the Reporting Persons agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) the Reporting Persons agreed to solicit proxies for the election of the Nominee and Proposal at the Annual Meeting, (c) the Nominee agreed not to enter into any transactions in the securities of the Company without the prior written consent of Star Equity Fund and (d) Star Equity Fund agreed to bear all expenses incurred in connection with the Reporting Persons' activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Star Equity Fund has signed a separate letter agreement (the "Indemnification Agreement") with the Nominee pursuant to which it and its affiliates have agreed to indemnify such Nominee against certain claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The Nominee has granted Mr. Eberwein and Hannah Bible powers of attorney to execute certain SEC filings and other documents in connection with the Solicitation. A form of the Power of Attorney is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1 - Press Release dated June 3, 2026;
Exhibit 99.2 - Joint Filing and Solicitation, as amended June 1, 2026;
Exhibit 99.3 - Indemnification Agreement, dated June 1, 2026;
Exhibit 99.4 - Power of Attorney, dated June 1, 2026;
Exhibit 99.5 - Schedule A.

## Signatures
- STAR EQUITY HOLDINGS, INC.: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Chief Executive Officer (06/03/2026)
- STAR OPERATING COMPANIES, INC.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., Chief Executive Officer (06/03/2026)
- STAR EQUITY FUND, LP: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager of Star Equity Fund GP, LLC, the general partner of Star Equity Fund LP (06/03/2026)
- STAR EQUITY FUND GP, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (06/03/2026)
- STAR INVESTMENT MANAGEMENT, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (06/03/2026)
- STAR VALUE INVESTMENTS, LLC: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., CEO of Star Operating Companies, Inc., the sole member of Star Value Investments, LLC (06/03/2026)
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (06/03/2026)
- RICHARD K. COLEMAN, JR.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr. (06/03/2026)